UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Wackenhut, George R.
   c/o The Wackenhut Corporation
   4200 Wackenhut Drive #100
   Palm Beach Gardens, FL  33410-4243
   USA
2. Issuer Name and Ticker or Trading Symbol
   The Wackenhut Corporation
   WAK and WAK B
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   March 7, 2001
5. If Amendment, Date of Original (Month/Year)
   February, 2001
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Series A Common Stock      |      |    | |                  |   |           |980,968            |D     |                           |
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Series A Common Stock      |      |    | |                  |   |           |948,638            |I     |(1)                        |
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Series B Common Stock      |      |    | |                  |   |           |1,358,065          |I     |(2)                        |
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Series B Common Stock      |      |    | |                  |   |           |15,855             |I     |(3)                        |
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Series B Common Stock      |      |    | |                  |   |           |731,276            |D     |                           |
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Series B Common Stock      |Note (|A   | |8,527 (7)         |A  |-0-        |See Next Line      |      |                           |
                           |7)    |    | |                  |   |           |                   |      |                           |
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Series B Common Stock      |      |S   | |2,511             |D  |9.800      |41,935             |D     |                           |
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  1999 Series B Restricted |      |    | |                  |   |           |  13,295 (5)       |D     |                           |
Stock Units                |      |    | |                  |   |           |                   |      |                           |
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  2000 Series B Restricted |      |    | |                  |   |           | 27,819 (5)        |D     |                           |
Stock Units                |      |    | |                  |   |           |                   |      |                           |
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  2001 Series B Restricted |2/9/01|A   | |28,117 (5)        |A  |-0-        |28,117 (5)         |D     |                           |
Stock Units                |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Phantom Stock Units (4|        |     |    | |           |   |     |     |            |       |       |14,364      |D  |            |
)                     |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Employee Stock Option |        |     |    | |           |   |     |     |            |       |       |            |   |            |
(Right to Buy)        |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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   1994 Series B Optio|6.160   |     |    | |           |   |5/1/9|4/30/|            |       |       |34,375      |D  |            |
ns                    |        |     |    | |           |   |4    |04   |            |       |       |            |   |            |
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   1995 Series B Optio|10.800  |     |    | |           |   |1/28/|1/27/|            |       |       |25,000      |D  |            |
ns                    |        |     |    | |           |   |95   |05   |            |       |       |            |   |            |
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   1996 Series B Optio|14.000  |     |    | |           |   |1/31/|1/30/|            |       |       |18,000      |D  |            |
ns                    |        |     |    | |           |   |96   |06   |            |       |       |            |   |            |
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   1997 Series B Optio|15.250  |     |    | |           |   |1/28/|1/27/|            |       |       |22,000      |D  |            |
ns                    |        |     |    | |           |   |97   |07   |            |       |       |            |   |            |
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   1998 Series B Optio|19.750  |     |    | |           |   |1/27/|1/26/|            |       |       |30,000      |D  |            |
ns                    |        |     |    | |           |   |98   |08   |            |       |       |            |   |            |
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   1999 Series B Optio|16.6975 |     |    | |           |   |2/18/|2/17/|            |       |       |30,000      |D  |            |
ns                    |        |     |    | |           |   |99   |09   |            |       |       |            |   |            |
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   2000 Series B Optio|9.750   |     |    | |           |   |2/17/|2/16/|            |       |       |90,000      |D  |            |
ns                    |        |     |    | |           |   |00   |10   |            |       |       |            |   |            |
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  2000 (May) Series B |9.3750  |     |    | |           |   |5/5/0|5/4/1|            |       |       |10,000      |D  |            |
Options               |        |     |    | |           |   |0    |0    |            |       |       |            |   |            |
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  2001 Series B Option|9.800   |2/9/0|A   | |50,000     |A  |2/9/0|2/8/1|Series B Com|50,000 |       |50,000      |d  |            |
s                     |        |1    |    | |           |   |1    |1    |mon         |       |       |            |   |            |
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1998 Series B Performa| 1-for-1|2/9/0|M   | |8,527      |D  |(6)  |1/27/|Series B Com|8,527  |       |0           |   |            |
nce Shares            |        |1    |    | |           |   |     |01   |mon         |       |       |            |   |            |
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1999 Series B Performa| 1-for-1|     |    | |           |   |(6)  |2/17/|            |       |       |13,295 6)   |D  |            |
nce Shares            |        |     |    | |           |   |     |02   |            |       |       |            |   |            |
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2000 Series B Performa| 1-for-1|     |    | |           |   |(6)  |2/16/|            |       |       |27,819 (6)  |D  |            |
nce Shares            |        |     |    | |           |   |     |03   |            |       |       |            |   |            |
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2001 Series B Performa|1-for-1 |2/9/0|A   | |28,117     |A  |(6)  |2/9/0|Series B Com|28,117 |       |28,117      |D  |            |
nce Shares            |        |1    |    | |           |   |     |4    |mon         |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
NOTES:
  (1) By spouse, Ruth J.
Wackenhut.
  (2) Legal title to the subject securities is held by the trustees of Family Trusts held under the George R.
Wackenhut Retained Annuity Trust Agreement dated December 22,
1995.
  (3) Legal title to the subject securities is held by the trustees of Family Trusts held under the Ruth J. Wackenhut
Retained Annuity Trust Agreement dated December 22,
1995.
  (4)  Adjustments for stock splits or dividends made at time of payment.
  (5) Restricted Stock Units to be earned under the Long Term Key Employee Incentive Stock Option Plan based upon EPS growth in three year measurement
period.
  (6) Performance Shares provide for vesting and conversion factor based upon the issuers EPS growth in three year measurement
period.
  (7) Represents the payout on 2/16/01 of 8,527 Performance Unit shares awarded in 1998.
SIGNATURE OF REPORTING PERSON
/s/ George R. Wackenhut BY:F. E. Finizia as Attorney-In-Fact
DATE
3/8/01